As Filed with the Securities and Exchange Commission on October 26, 2015

Securities Act File No. 333-203938

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM N-14

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 [X]

Pre-Effective Amendment No. ___ [_]
Post-Effective Amendment No. 1 [X]

DEUTSCHE asset allocation trust

(formerly DEUTSCHE TARGET DATE SERIES)

(Exact Name of Registrant as Specified in Charter)

345 Park Avenue
New York, NY 10154

(Address of Principal Executive Offices) (Zip Code)

617-295-1000

(Registrant’s Area Code and Telephone Number)

John Millette, Secretary
One Beacon Street
Boston, Massachusetts 02108

(Name and Address of Agent for Service)

With copies to:

David A. Sturms, Esq. Vedder Price P.C. 222 North LaSalle Street Chicago, IL 60601

No filing fee is required because an indefinite number of shares of the Registrant have previously been registered pursuant to Section 24(f) of the Investment Company Act of 1940, as amended.

This Post-Effective Amendment No. 1 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

This amendment to the Registration Statement on Form N-14 filed with the Commission on June 18, 2015 (Accession No. 0000088053-15-000646, 1933 Act Registration Number 333-203938), is being filed solely in order to add, as Exhibit 12 to the Registration Statement, the Opinion of Vedder Price P.C. as to Tax Matters. The prospectus/proxy statement and statement of additional information included in the Registration Statement are incorporated herein by reference.

PART C. OTHER INFORMATION

Item 15. Indemnification

Article IV of the Registrant’s Amended and Restated Declaration of Trust (“Declaration of Trust”) (Exhibit (a)(1) hereto, which is incorporated herein by reference) provides in effect that the Registrant will indemnify its officers and trustees under certain circumstances. However, in accordance with Section 17(h) and 17(i) of the Investment Company Act of 1940 and its own terms, said Declaration of Trust does not protect any person against any liability to the Registrant or its shareholders to which such Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

The Registrant has purchased insurance policies insuring its officers and trustees against certain liabilities which such officers and trustees may incur while acting in such capacities and providing reimbursement to the Registrant for sums which it may be permitted or required to pay to its officers and trustees by way of indemnification against such liabilities, subject to certain deductibles.

On April 5, 2002, Zurich Scudder Investments, Inc. (“Scudder”), the investment advisor, now known as Deutsche Investment Management Americas Inc. (hereafter, “DIMA”), was acquired by Deutsche Bank AG, not including certain U.K. Operations (the “Transaction”). In connection with the Trustees’ evaluation of the Transaction, Deutsche Bank agreed to indemnify, defend and hold harmless Registrant and the trustees who were not “interested persons” of Scudder, Deutsche Bank or Registrant (the “Independent Trustees”) for and against any liability and claims and expenses based upon or arising from, whether in whole or in part, or directly or indirectly, any untrue statement or alleged untrue statement of a material fact made to the Independent Trustees by Deutsche Bank in connection with the Independent Trustees’ consideration of the Transaction, or any omission or alleged omission of a material fact necessary in order to make statements made, in light of the circumstances under which they were made, not misleading.

DIMA, the investment advisor, has agreed, subject to applicable law and regulation, to indemnify and hold harmless the Registrant against any loss, damage, liability and expense, including, without limitation, the advancement and payment, as incurred, of reasonable fees and expenses of counsel (including counsel to the Registrant and counsel to the Independent Trustees) and consultants, whether retained by the Registrant or the Independent Trustees, and other customary costs and expenses incurred by the Registrant in connection with any litigation or regulatory action related to possible improper market timing or other improper trading activity or possible improper marketing and sales activity in the Registrant (“Private Litigation and Enforcement Actions”). In the event that this indemnification is unavailable to the Registrant for any reason, then DIMA has agreed to contribute to the amount paid or payable by the Registrant as a result of any loss, damage, liability or expense in such proportion as is appropriate to reflect the relative fault of DIMA and the Registrant with respect to the matters which resulted in such loss, damage, liability or expense, as well as any other relevant equitable considerations; provided, that if no final determination is made in such action or proceeding as to the relative fault of DIMA and the Registrant, then DIMA shall pay the entire amount of such loss, damage, liability or expense.

In recognition of its undertaking to indemnify the Registrant, and in light of the rebuttable presumption generally afforded to non-interested board members of an investment company that they have not engaged in disabling conduct, DIMA has also agreed, subject to applicable law and regulation, to indemnify and hold harmless each of the Independent Trustees against any and all loss, damage, liability and expense, including without limitation the advancement and payment as incurred of reasonable fees and expenses of counsel and consultants, and other customary costs and expenses incurred by the Independent Trustees, arising from the matters alleged in any Private Litigation and Enforcement Actions or matters arising from or similar in subject matter to the matters alleged in the Private Litigation and Enforcement Actions (collectively, “Covered Matters”), including without limitation:

1. all reasonable legal and other expenses incurred by the Independent Trustees in connection with the Private Litigation and Enforcement Actions, and any actions that may be threatened or commenced in the future by any person (including any governmental authority), arising from or similar to the matters alleged in the Private Litigation and Enforcement Actions, including without limitation expenses related to the defense of, service as a witness in, or monitoring of such proceedings or actions;

2. all liabilities and reasonable legal and other expenses incurred by any Independent Trustee in connection with any judgment resulting from, or settlement of, any such proceeding, action or matter;

3. any loss or reasonable legal and other expenses incurred by any Independent Trustee as a result of the denial of, or dispute about, any insurance claim under, or actual or purported rescission or termination of, any policy of insurance arranged by DIMA (or by a representative of DIMA acting as such, acting as a representative of the Registrant or of the Independent Trustees or acting otherwise) for the benefit of the Independent Trustee, to the extent that such denial, dispute or rescission is based in whole or in part upon any alleged misrepresentation made in the application for such policy or any other alleged improper conduct on the part of DIMA, any of its corporate affiliates, or any of their directors, officers or employees;

4. any loss or reasonable legal and other expenses incurred by any Independent Trustee, whether or not such loss or expense is incurred with respect to a Covered Matter, which is otherwise covered under the terms of any specified policy of insurance, but for which the Independent Trustee is unable to obtain advancement of expenses or indemnification under that policy of insurance, due to the exhaustion of policy limits which is due in whole or in part to DIMA or any affiliate thereof having received advancement of expenses or indemnification under that policy for or with respect to any Covered Matter; provided, that the total amount that DIMA will be obligated to pay under this provision for all loss or expense shall not exceed the amount that DIMA and any of its affiliates actually receive under that policy of insurance for or with respect to any and all Covered Matters; and

5. all liabilities and reasonable legal and other expenses incurred by any Independent Trustee in connection with any proceeding or action to enforce his or her rights under the agreement, unless DIMA prevails on the merits of any such dispute in a final, nonappealable court order.

DIMA is not required to pay costs or expenses or provide indemnification to or for any individual Independent Trustee (i) with respect to any particular proceeding or action as to which the Board of the Registrant has determined that such Independent Trustee ultimately would not be entitled to indemnification with respect thereto, or (ii) for any liability of the Independent Trustee to the Registrant or its shareholders to which such Independent Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the Independent Trustee’s duties as a Trustee of the Registrant as determined in a final adjudication in such proceeding or action. In addition, to the extent that DIMA has paid costs or expenses under the agreement to any individual Independent Trustee with respect to a particular proceeding or action, and there is a final adjudication in such proceeding or action of the Independent Trustee’s liability to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the Independent Trustee’s duties as a Trustee of the Registrant, such Independent Trustee has undertaken to repay such costs or expenses to DIMA.

Item 16.	Exhibits

	(1)	(a)	Amended and Restated Declaration of Trust dated June 2, 2008. (Incorporated by reference to Post-Effective Amendment No. 25 to the Registration Statement, as filed on November 25, 2008.)

		(b)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, With $0.01 Par Value, dated January 22, 2009. (Incorporated by reference to Post-Effective Amendment No. 26 to the Registration Statement, as filed on October 2, 2009.)

	(c)	Amendment Statement of Change of Principal Office and Resident Agent to Declaration of Trust, dated September 7, 2012. (Incorporated by reference to Post-Effective Amendment No. 32 to the Registration Statement, as filed on November 30, 2012.)

	(d)	Amendment of Amended and Restated Declaration of Trust, dated July 9, 2014. (Incorporated by reference to Post-Effective Amendment No. 37 to the Registration Statement, as filed on November 26, 2014.)

	(e)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, With $0.01 Par Value, dated July 9, 2014. (Incorporated by reference to Post-Effective Amendment No. 37 to the Registration Statement, as filed on November 26, 2014.)

	(f)	Amendment of Amended and Restated Declaration of Trust, dated September 11, 2015. (Incorporated by reference to Post-Effective Amendment No. 43 to the Registration Statement, as filed on October 16, 2015.)

	(g)	Amended and Restated Establishment and Designation of Series and Classes of Shares of Beneficial Interest, With $0.01 Par Value, dated September 11, 2015. (Incorporated by reference to Post-Effective Amendment No. 43 to the Registration Statement, as filed on October 16, 2015.)

(2)		Amended and Restated Bylaws dated April 1, 2011. (Incorporated by reference to Post-Effective Amendment No. 30 to the Registration Statement, as filed on November 29, 2011.)

(3)		Not applicable.

(4)		Form of the Agreement and Plan of Reorganization. (Incorporated by reference to Appendix B to Part A of this Registration Statement on Form N-14 (File No. 333-203938) filed on May 7, 2015.)

(5)		Instruments defining the rights of shareholders, including the relevant portions of: The Amended and Restated Declaration of Trust, dated June 2, 2008, as amended through September 11, 2015 (see Section 5.2), and the Amended and Restated Bylaws, dated April 1, 2011 (see Article 9). (Incorporated by reference to exhibits (1)(a) to (1)(g) and (2) to this Registration Statement on Form N-14.

(6)	(a)	Amended and Restated Investment Management Agreement dated June 1, 2006, and amended as of November 15, 2007 and October 19, 2015 between the Registrant, on behalf of DWS LifeCompass 2015 Fund, (now known as Deutsche Multi-Asset Conservative Allocation Fund), DWS LifeCompass 2020 Fund (now known as Deutsche Multi-Asset Global Allocation Fund), and DWS LifeCompass 2030 Fund (now known as Deutsche Multi-Asset Moderate Allocation Fund). (Incorporated by reference to Post-Effective Amendment No. 43 to the Registration Statement, as filed on October 16, 2015.)

(7)	(a)	Master Distribution Agreement between the Registrant and DWS Investments Distributors, Inc. (now known as DeAWM Distributors Inc.) dated January 13, 2010. (Incorporated by reference to Post-Effective Amendment No. 28 to the Registration Statement, as filed on October 1, 2010.)

	(b)	Appendix A, effective August 25, 2014, to Master Distribution Agreement dated January 13, 2010. (Incorporated by reference to Post-Effective Amendment No. 37 to the Registration Statement, as filed on November 26, 2014.)

	(c)	Form of Selling Group Agreement. (Incorporated by reference to Post-Effective Amendment No. 37 to the Registration Statement, as filed on November 26, 2014.)

(8)		Bonus or Profit Sharing Contracts -- Not applicable.

(9)	(a)	Master Custodian Agreement between the Registrant and State Street Bank and Trust Company dated November 17, 2008. (Incorporated by reference to Post-Effective Amendment No. 26 to the Registration Statement, as filed on October 2, 2009.)

	(b)	Appendix A, effective August 11, 2014, to Master Custodian Agreement dated November 17, 2008. (Incorporated by reference to Post-Effective Amendment No. 37 to the Registration Statement, as filed on November 26, 2014.)

(10)	(a)	Rule 12b-1 Plans for Balanced Portfolio (now known as Deutsche Multi-Asset Conservative Allocation Fund) - Class A, B and C shares, dated December 29, 2000. (Incorporated by reference to Post-Effective Amendment No. 11 to the Registration Statement, as filed on December 29, 2000.)

	(b)	Rule 12b-1 Plans for Growth Portfolio (now known as Deutsche Multi-Asset Global Allocation Fund) - Class A, B and C shares, dated December 29, 2000. (Incorporated by reference to Post-Effective Amendment No. 11 to the Registration Statement, as filed on December 29, 2000.)

	(c)	Rule 12b-1 Plans for Scudder Growth Plus Portfolio (now known as Deutsche Multi-Asset Moderate Allocation Fund) - Class A, B and C shares, dated November 1, 2004. (Incorporated by reference to Post-Effective Amendment No. 20 to the Registration Statement, as filed on December 12, 2005.)

	(d)	Amended and Restated Multi-Distribution System Plan, pursuant to Rule 18f-3, dated March 11, 2009. (Incorporated by reference to Post-Effective Amendment No. 26 to the Registration Statement, as filed on October 2, 2009.)

(11)		Opinion of Vedder Price P.C. (Incorporated by reference to Pre-Effective Amendment No. 1 to this Registration Statement on Form N-14 (File No. 333-203938) filed on June 18, 2015.)

(12)		Opinion of Vedder Price P.C. as to Tax Matters. (Filed herein.)

(13)	(a)	Shareholder Services Agreement for Class A, Class B and Class C Shares, between the Registrant and Scudder Distributors, Inc. (now known as DeAWM Distributors, Inc.), dated April 5, 2002. (Incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement, as filed on December 31, 2002.)

	(b)	Letter of Indemnity to The Scudder Funds (Boston Board) dated October 13, 2004. (Incorporated by reference to Post-Effective Amendment No. 20 to the Registration Statement, as filed on December 12, 2005.)

	(c)	Letter of Indemnification for Service as an Independent Trustee of a Liquidating Fund dated October 13, 2004. (Incorporated by reference to Post Effective Amendment No. 20 to the Registration Statement, as filed on December 12, 2005.)

	(d)	Letters of Indemnity to The Scudder Funds (Boston Board) dated October 13, 2004. (Incorporated by reference to Post-Effective Amendment No. 20 to the Registration Statement, as filed on December 12, 2005.)

	(e)	Agency Agreement between the Registrant and DWS Scudder Investments Service Company (now known as DeAWM Service Company) dated April 1, 2007. (Incorporated by reference to Post-Effective Amendment No. 23 to the Registration Statement, as filed on August 31, 2007.)

	(f)	Form of Mutual Fund Rule 22c-2 Information Sharing Agreement between Registrant and DeAWM Distributors, Inc. and certain financial intermediaries. (Incorporated by reference to Post-Effective Amendment No. 43 to the Registration Statement, as filed on October 16, 2015.)

	(g)	Expense Limitation Agreement, dated October 1, 2015, between the Registrant and Deutsche Investment Management Americas Inc. (Incorporated by reference to Post-Effective Amendment No. 43 to the Registration Statement, as filed on October 16, 2015.)

	(h)	Amended and Restated Administrative Services Agreement, between the Registrant and Deutsche Investment Management Americas Inc. dated October 1, 2008. (Incorporated by reference to Post-Effective Amendment No. 26 to the Registration Statement, as filed on October 2, 2009.)

(14)		Consent of Independent Registered Public Accounting Firm. (Incorporated by reference to Pre-Effective Amendment No. 1 to this Registration Statement on Form N-14 (File No. 333-203938) filed on June 18, 2015.)

(15)		Not applicable.

(16)		Power of Attorney (Incorporated by reference to the Registrant’s registration statement on Form N-14 (File No. 333-203938) filed on May 7, 2015.)

(17)		Not applicable.

Item 17. Undertakings

(1)	The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

INDEX OF EXHIBITS

EXHIBIT

NUMBER	EXHIBIT TITLE

(12)	Opinion of Vedder Price P.C. as to Tax Matters.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the registrant, in the City of New York and the State of New York, on the 22nd day of October 2015.

DEUTSCHE ASSET ALLOCATION TRUST

By: /s/Brian E. Binder

Brian E. Binder

President

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 22, 2015:

SIGNATURE	TITLE	DATE

/s/Brian E. Binder
Brian E. Binder	President	October 22, 2015

/s/Paul H. Schubert
Paul H. Schubert	Chief Financial Officer and Treasurer	October 22, 2015

/s/John W. Ballantine
John W. Ballantine*	Trustee	October 22, 2015

/s/Henry P. Becton, Jr.
Henry P. Becton, Jr.*	Trustee	October 22, 2015

/s/Dawn-Marie Driscoll
Dawn-Marie Driscoll*	Trustee	October 22, 2015

/s/Keith R. Fox
Keith R. Fox*	Trustee	October 22, 2015

/s/Kenneth C. Froewiss
Kenneth C. Froewiss*	Chairperson and Trustee	October 22, 2015

/s/William McClayton
William McClayton*	Vice Chairperson and Trustee	October 22, 2015

/s/Rebecca W. Rimel
Rebecca W. Rimel*	Trustee	October 22, 2015

/s/Jean Gleason Stromberg
Jean Gleason Stromberg*	Trustee	October 22, 2015

*By:

/s/Caroline Pearson

Caroline Pearson**

Chief Legal Officer

**	Attorney-in-fact pursuant to the power of attorney contained in and filed as an exhibit to Registrant’s Registration Statement on Form N-14 (File No. 333-203938) on May 7, 2015, and is incorporated herein by reference.